[Letterhead of Orrick, Herrington & Sutcliffe LLP]

July 3, 2013

By Hand

Ms. Katherine W. Hsu

Office Chief, Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Re:	American Express Issuance Trust

Form 10-K for the Fiscal Year Ended December 31, 2012

Response to Comment Letter dated June 19, 2013

File No. 333-121895-03

Dear Ms. Hsu:

On behalf of American Express Receivables Financing Corporation V LLC (“RFC V”), as depositor (the “Depositor”) to the American Express Issuance Trust (the “Trust” or the “Issuing Entity”), this letter responds to the letter, dated June 19, 2013, from the Securities and Exchange Commission (the “Commission”) providing comments to the Annual Report on Form 10-K (the “Form 10-K”) submitted on March 20, 2013 by the Depositor and the Issuing Entity. RFC V and American Express Travel Related Services Company, Inc. (“TRS”), as sponsor, sole equity owner of RFC V and servicer of the Issuing Entity, are collectively referred to herein as “American Express.”

For your convenience, each of your comments has been reproduced below, followed by our response.

Comment 1:	We note that American Express Travel Related Services Company, Inc. (“AETRS”) and its affiliated subservicers have filed separate compliance statements under Item 1123 of Regulation AB (Exhibits 35.1, 35.2, 35.4, and 35.5); however, AETRS together with its subsidiaries filed one report on its assessment of compliance with servicing criteria under Item 1122 (Exhibit 33.1). Please advise as to why the subservicers did not file separate assessments of compliance with servicing criteria even though they filed separate servicer compliance statements. See Instruction 2 to Item 1122 and the Instruction to Item 1123.

Ms. Katherine W. Hsu

July 3, 2013

Response:	As indicated in the Commission’s comment, the following exhibits, among others, were included in the Form 10-K:

(i) as Exhibit 33.1, a Certification Regarding Compliance with Applicable Servicing Criteria from TRS covering servicing activities performed by it, directly or through its wholly owned subsidiaries, Amex Card Services Company (“ACSC”), American Express Centurion Bank (“Centurion”) and American Express Bank, FSB (“FSB” and, together with TRS, ACSC and Centurion, the “Amex Affiliates”) (the “Item 1122 Report on Assessment”); and

(ii) as Exhibits 35.1, 35.2, 35.4 and 35.5, a Servicer Compliance Statement from each of TRS, ACSC, Centurion and FSB, respectively (each, an “Item 1123 Compliance Statement”).

In the adopting release that accompanied the final version of Regulation AB, the Commission indicated that an Item 1122 Report on Assessment should be performed at the platform level. Subsequent guidance from the Commission staff identifies additional considerations that a servicing participant may take into account in defining its platform.[1] American Express believes that providing a single Item 1122 Report on Assessment covering the servicing activities that TRS performs, either directly or through the other Amex Affiliates, is the most appropriate approach given the fully integrated and unitary nature of the servicing platform among these affiliated entities. American Express believes this approach is consistent with the approach taken by a number of other servicers of asset-backed securities transactions.

With respect to the Issuing Entity, American Express has historically defined the servicing platform to include all asset-backed securities transactions issued by the Issuing Entity. Each Amex Affiliate performs servicing activities for the same platform of transactions, operates under the same servicing guidelines and standards and shares the same computer system in the performance of those activities. Their servicing functions are, therefore, fundamentally interconnected and form a part of a unitary servicing platform. Further, the Amex Affiliates all

[1]

See Asset-Backed Securities, Securities Act Rel. No. 8515, Exchange Act Rel. No. 50905, 70 Fed. Reg. 1506, at 1573 (Dec. 22, 2004) (the “SEC Release”) and Rules 13a-18 and 15d-18 under the Securities Exchange Act of 1934 (the “Exchange Act”). See also SEC Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, Regulation AB and Related Rules, 17.03 (“Telephone Interpretation 17.03”). In its guidance, the Commission has generally defined the servicing platform as the group of transactions that the servicer services that are backed by the same asset type.

Ms. Katherine W. Hsu

July 3, 2013

share the same independent registered public accounting firm, which issues the attestation report on the Item 1122 Report on Assessment.

The Commission staff has indicated that a servicing platform “should not be artificially designed” and “should mirror actual servicing practices of the servicer conducting the assessment.”[2] To present four separate Item 1122 Reports on Assessment would artificially divide this fully integrated and unitary servicing platform and would not mirror actual servicing practices. American Express has defined the servicing platform, and has assessed compliance with the servicing criteria with respect to the servicing platform, based on how its actual servicing business operates rather than based on the artificial divisions that would be the result of dividing the servicing platform and assessing compliance separately for each of the Amex Affiliates. Further, the approach taken by American Express is consistent with the Commission’s original proposal to have a single entity assess compliance for the entire servicing function.[3] While assessing compliance by all of the Amex Affiliates in one Item 1122 Report on Assessment does not cover the entire servicing function (i.e., it does not cover the activities of unaffiliated third parties), it does present a clear and unified assessment of compliance with the servicing criteria by the Amex Affiliates.[4] TRS, an affiliate of the other Amex Affiliates within the meaning of Exchange Act Rule 12b-2[5] and the entity with the ultimate contractual responsibility to service the receivables,[6] is the most

[2]	See Telephone Interpretation 17.03.
[3]

See SEC Release at 1572-73. The Commission’s original proposal for Item 1122 Reports on Assessment called for a single responsible party (either the depositor or the servicer) to be responsible for assessing servicing compliance with respect to the entire “servicing function,” which would encompass the servicing activities of not only affiliates, but also unaffiliated parties participating in the servicing function (e.g., trustees, etc.). In the SEC Release, the Commission described that commenters were concerned that it would be unreasonable for any single entity to assess compliance by other entities, but this comment was intended to address the issues raised by a provision that would have required issuers to assess compliance of unaffiliated and autonomous third parties rather than have such unaffiliated third parties assess their own compliance, which they are in a far better position to do.

[4]

Notably, TRS’ Item 1122 Report on Assessment represents a report directly on each Amex Affiliate’s servicing activities and compliance with the applicable servicing criteria. This is distinguishable from a “vendor” scenario, where the related Item 1122 Report on Assessment represents a report on a responsible party’s written assertion regarding vendor compliance, based on the responsible party’s policies and procedures to monitor vendor compliance. See Footnote 512 to the SEC Release, at 1571. See also SEC Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, Regulation AB and Related Rules, 17.06.

[5]

Exchange Act Rule 12b-2 indicates that an “affiliate” of a specified person “is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.”

[6]

Pursuant to the Amended and Restated Transfer and Servicing Agreement, dated as of November 1, 2007, among the Depositor, TRS, as servicer and administrator, the Issuing Entity and The Bank of New York Mellon (formerly

Ms. Katherine W. Hsu

July 3, 2013

appropriate party to assess compliance for all Amex Affiliates and to provide the Item 1122 Report on Assessment.

Whether included in a single Item 1122 Report on Assessment that covers all of the Amex Affiliates or in separate reports for each Amex Affiliate, both the information presented and the level of assurance provided regarding servicing compliance would be the same. TRS’ Item 1122 Reports on Assessment have never identified any material instances of noncompliance by the Amex Affiliates, but if one were to be identified, it would be disclosed, including the identity of the noncompliant Amex Affiliate.

While American Express believes that a single Item 1122 Report on Assessment is the most appropriate and most efficient presentation for its servicing platform (as discussed above), it does not read the requirements relating to the Item 1123 Servicer Compliance Statement as being flexible enough to allow such an approach with respect to Item 1123. In its comment, the Commission pointed to the Instruction to Item 1123, which reads as follows:

“If multiple servicers are involved in servicing the pool assets, a separate servicer compliance statement is required from each servicer that meets the criteria in Item 1108(a)(2)(i) through (iii) of this Regulation AB.”

Through the reference to Item 1108(a)(2)(ii), this instruction specifically includes “affiliated servicers.” Therefore, American Express views this instruction as an explicit requirement to include a separate Item 1123 Compliance Statement for each of the Amex Affiliates that service the assets of the Issuing Entity. Accordingly, it has always been American Express’ approach to prepare and file a separate Item 1123 Compliance Statement for each of the Amex Affiliates.

By contrast, Instruction 2 to Item 1122 does not include the same explicit reference to “affiliated servicers” that is included in the Instruction to Item 1123, nor does it include affiliates in the list of examples of parties participating in the servicing function for which separate Item 1122 Reports on Assessment would be required. In the absence of an express requirement in the Item 1122 instruction to include a separate Item 1122 Report on Assessment for each affiliated servicer, American Express, consistent with a number of other servicers, has taken an approach designed to provide the required information and the required level of

The Bank of New York), any delegation by TRS of servicing obligations to any of its affiliates does not relieve TRS of its servicing obligations or any liability thereunder.

Ms. Katherine W. Hsu

July 3, 2013

assurance to investors in a manner that mirrors actual servicing practices and is not unnecessarily repetitive from the investors’ perspective.

Comment 2:	In Exhibit 35.4 and Exhibit 35.5, we note the reference to the Amended and Restated Supplemental Servicing Agreement, dated as of March 30, 2010, among AETRS, American Express Centurion Bank, American Express Bank, FSB, and American Express Receivables Financing Corporation V LLC. However, we do not see this agreement listed on the exhibit index and do not see that it was ever filed as an exhibit. Please amend the Form 10-K to include this agreement as an exhibit and revise the exhibit index as appropriate.

Response:	The Supplemental Servicing Agreement among TRS, Centurion, FSB and RFC V was originally executed in May 2005, and that agreement was filed as an exhibit to the Issuing Entity’s original Registration Statement on Form S-3. In March 2010, the agreement was amended and restated. While American Express believes that the amendment and restatement was immaterial to investors and did not alter the servicing obligations of any of the parties, American Express is prepared to file an amended Form 10-K to include the Amended and Restated Supplemental Servicing Agreement as an exhibit and revise the exhibit index accordingly.

Comment 3:	Please note that the Commission File Number for the issuing entity is 333-121895-03, not 333-158295-01. Please revise this in your amended filing, which responds to the above comments.

Response:	The Form 10-K included the File Number 333-158295-01 for the Issuing Entity, which is the File Number assigned to the most recently effective Registration Statement on Form S-3 for the Issuing Entity. However, in light of the Commission’s comment, American Express is prepared to file an amended Form 10-K to include Commission File Number 333-121895-03.

Ms. Katherine W. Hsu

July 3, 2013

If you have any questions or comments concerning this response, please do not hesitate to contact me at (212) 506-5077.

Sincerely,

/s/ Alan M. Knoll

Alan M. Knoll

Enclosures

cc:	Arthur Sandel, Securities and Exchange Commission

Carol V. Schwartz, American Express Company

Robert B. Moyle, Orrick, Herrington & Sutcliffe LLP